UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
HNI Corporation
(Name of Issuer)

Common Stock
(Title Class of Securities)

404251100
(CUSIP Number)

December 31, 2005
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-l(b)
[x] Rule 13d-l(c)
[ ] Rule 13d-l(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (1-06)

CUSIP NO. 404251100

1. Names of Reporting Persons. Terrence L. Mealy
I.R.S. Identification Nos. of above persons (entities only).
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)...............................................................................I..................
(b)...................................................................................................

3. SEC Use Only
4. Citizenship or Place of Organization
Number of 5. Sole Voting Power ....................0.........................................................................
Shares Bene-
ficially by
6. Shared Voting Power..............3,436,413.......................................................
Owned by Each
Reporting
7. Sole Dispositive Power..............0.............................................................
Person With:
8. Shared Dispositive Power......3,436,413..........................................................
9. Aggregate Amount Beneficially Owned by Each Reporting Person......3,436,431...............
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).[ ]
11. Percent of Class Represented by Amount in Row (9) ............6.6%................................
12. Type of Reporting Person (See Instructions)..IN..................................................

CUSIP NO. 404251100
1. Names of Reporting Persons. Loretta B. Mealy
I.R.S. Identification Nos. of above persons (entities only).
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)...............................................................................I..................
(b)...................................................................................................

3. SEC Use Only
4. Citizenship or Place of Organization
Number of 5. Sole Voting Power ....................0.........................................................................
Shares Bene-
ficially by
6. Shared Voting Power..............3,436,413.......................................................
Owned by Each
Reporting
7. Sole Dispositive Power..............0.............................................................
Person With:
8. Shared Dispositive Power......3,436,413..........................................................
9. Aggregate Amount Beneficially Owned by Each Reporting Person......3,436,431...............
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).[ ]
11. Percent of Class Represented by Amount in Row (9) ............6.6%................................
12. Type of Reporting Person (See Instructions)..IN..................................................

Item 1.
(a) Name of Issuer:
HNI Corporation
(b) Address of Issuer's Principal Executive Offices
414 East Third Street
Muscatine, Iowa 52761
Item 2.
(a) Name of Person Filing
Terrence L. Mealy
Loretta B. Mealy
(b) Address of Principal Business Office or, if none, Residence
301 East Second Street
Muscatine, Iowa 52761
(c) Citizenship
United States
(d) Title of Class of Securities
Common Stock
(e) CUSIP Number
404251100
Item 3. If this statement is filed pursuant to 240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: _3,436,413____.
(b) Percent of class: _6.6%____.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote __0__.
(ii) Shared power to vote or to direct the vote: 3,436,413
(iii) Sole power to dispose or to direct the disposition of._0__
(iv) Shared power to dispose or to direct the disposition of _3,436,413 __
Instruction. For computations regarding securities which represent a right to acquire an underlying security see 240.13d-3(d)(l).
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
Instruction: Dissolution of a group requires a response to this item.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable
Item 8. Identification and Classification of Members of the Group
Not Applicable
Item 9. Notice of Dissolution of Group
Not Applicable
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date February 7, 2006

Terrence L. Mealy

Date February 7, 2006

Loretta B. Mealy